

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 12, 2011

Via E-mail
Mr. Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, CT 06824

> **Re:** **Acme United Corporation**
> **Form 10-K**
> **Filed March 11, 2011**
> **File No. 1-7698**

Dear Mr. Driscoll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2010

Management's Discussion and Analysis, page 12

1. We note your Liquidity and Capital Resources discussion beginning on page 15. Please revise future filings to analyze more fully the underlying components materially affecting your operating cash flows. For example, discuss the underlying reasons for the increases in days sales outstanding in 2010. Similarly, in the first quarter of 2011, include a discussion about the significant items contributing to negative cash used in operating activities (accounts payable and other accrued liabilities).

10. Segment Information, page 28

2. We note from page 29 the majority of your sales and operating income is attributable to the "United States" reportable segment, into which you have aggregated your Asian

operations. On page 4 you state the Asian operations "consist of sourcing, product development, production planning, quality control and sales activities." Please quantify for us the sales activities generated by Asia for the last three years. We also note from page 26 in the tax footnote that virtually all of your consolidated income before taxes is attributable to "Foreign".   Please confirm our understanding that this "Foreign" line item includes the Asian operations. If so, please explain to us how aggregation of the Asian operations into the United States reportable segment is considered appropriate, based on the apparent disparate economic information between the United States and Asian operations. Refer to ASC 280-10-50-11 and -12.

3. In future filings please include revenues from each type of product and service. Please show us what you intend to present. For more information about this disclosure requirement, see ASC 280-10-50-40. If it is your view that providing that information is impracticable, please explain in reasonable detail.

Form 10-Q for the period ended March 31, 2011

Management's Discussion and Analysis, page 11

4. You disclose on page 13 you were not in compliance with the fixed charge coverage ratio covenant. Please tell us your actual fixed charge coverage ratio as of December 31, 2010, March 31, 2011 and June 30, 2011, and whether you were in compliance with this ratio as of June 30, 2011. Tell us your basis for the statement made on page 16 of the Form 10-K that you believed you would be able to continue to comply with your covenants under the modified loan agreement for the remainder of the term of the credit facility. We assume you were in compliance with the other two financial covenants as of March 31, 2011 and June 30, 2011. Given your increased debt, revise future filings, beginning with your September 30, 2011 Form 10-Q, to disclose the actual ratios or amounts achieved, as well as the required minimum/maximum ratios or amounts, for each financial covenant under your revolving loan agreement. Also revise future filings to state clearly whether you were in compliance with these covenants as of the balance sheet date. This disclosure will allow an investor to easily understand your current status in meeting your financial covenants. Refer to Sections 501.13.b.2 and 501.13.c. of the Financial Reporting Codification for guidance.

Form 10-Q for the period ended June 30, 2011

Management's Discussion and Analysis, page 11

5. You state on page 14 that management anticipates that cash generated from operating activities, together with funds available under your revolving credit facility, are expected to be sufficient to finance your planned operations over the next twelve months. Please tell us and revise future filings to explain the basis for this statement, or modify it accordingly, given negative cash from operating activities, and decreasing cash on hand

and borrowing availability under the credit facility since December 31, 2010. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in Section 501.03.a of the Codification of Financial Reporting Policies.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at 202-551-3743, or me at 202-551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John M. Hartz

John M. Hartz
Senior Assistant Chief Accountant